UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            LATITUDE SOLUTIONS, INC.
                     --------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)

                               -------------------
                                 (CUSIP Number)

                                 Harvey N. Kaye
                      190 NW Spanish River Blvd., Suite 101
                              Boca Raton, FL 33431
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2011
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                      --------------------------
                                                               Page 2 of 5 Pages
                                                      --------------------------
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1        NAME OF REPORTING PERSON:

         Harvey N. Kaye

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                      (b) [   ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS   OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            [  ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


             Number of          7        SOLE VOTING POWER
              Shares                     1,975,960
           Beneficially         ------------------------------------------------
             owned by           8        SHARED VOTING POWER
               Each                      2,773,960
             Reporting          ------------------------------------------------
              Person            9        SOLE DISPOSITIVE POWER
               with                      1,975,960
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         2,773,960

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,975,960 shares of common stock directly; 2,773,960 shares of common stock beneficially owned through spouse for a total of 4,749,920 shares of common stock

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.93% Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   IN
--------------------------------------------------------------------------------


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                                                      --------------------------
                                                               Page 3 of 5 Pages
                                                      --------------------------
ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Latitude Solutions, Inc., a Nevada corporation. The address of the principal executive offices of Latitude Solutions, Inc. is 190 NW Spanish River Blvd., Suite 101, Boca Raton, Florida 33431.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) NAME: This statement is filed by Harvey N. Kaye.


         (b) BUSINESS ADDRESS: 190 NW Spanish River Blvd., Suite 101, Boca Raton, Florida 33431


         (c) EMPLOYMENT  INFORMATION:

         HARVEY KAYE

         Mr. Kaye was appointed as Chief Executive Officer, President and Chairman of Latitude Solutions, Inc. on March 24, 2009. Mr. Kaye is formally Chairman and CEO of Gulfstream Capital Group, Inc., from 1993 to May 2008, a merchant banking, consulting and financial advisory organization, which provides advisory and corporate finance services to both public and private companies. Mr. Kaye has more than 30 years of experience in providing financing, strategic planning and administrative leadership to both large and small companies as an entrepreneur, investment banker, chairman, chief executive officer and director. Gulfstream has acted in a merchant banking, financial advisory and strategic planning capacity for numerous corporations, both public and private.

         Currently, Mr. Kaye is on the Board for Angstrom Technologies, a security company that is engaged in manufacturing UV chemicals and scanners and other products for the security industry. Mr. Kaye has a BS in business from Temple University.

         Mr. Kaye was appointed to the board of directors because of his experience in both development of financing and also strategic planning, experiences that are beneficial to Latitude Solutions at this stage in its operations.

         (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Harvey N. Kaye is a citizen of United States.

                                                      --------------------------
                                                               Page 4 of 5 Pages
                                                      --------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Kaye was issued 750,000 shares of the Company's restricted common stock as compensation for his services as an officer and director of the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

         Latitude Solutions, Inc. ("the Company") is a Nevada Corporation incorporated on June 3, 1983. On January 11, 2011 the Company became a fully reporting company with the Securities and Exchange Commission when the Company's registration statement on Form 10-12g became effective.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         a)  Aggregate   number  and  percentage  of  the  class  of  securities
beneficially owned:

Harvey N. Kaye beneficially owns 1,975,960 shares of common stock directly; 2,773,960 shares of common stock beneficially owned through spouse for a total of 4,749,920 shares of common stock, representing approximately 9.5% of the issued and outstanding common stock of the Issuer.

         (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

         Sole Power to Vote or to Direct the Vote: 1,975,960

         Shared Power to or to Direct the Vote: 2,773,960 beneficially through spouse

         Sole Power to Dispose or to Direct the Disposition of: 1,975,960

         Shared Power to Dispose or to Direct the Disposition of: 2,773,960 beneficially through spouse

         (c) Transactions in the securities effected during the past sixty days:

See Item 4 above which is incorporated by reference herein.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Kaye is the Chief Executive Officer and a director of the Company. As Chief Executive Officer, he does have an Employment Agreement with the Company that provides for Mr. Kaye to be able to participate in any stock option plans the Company may create.

                                                      --------------------------
                                                               Page 5 of 5 Pages
                                                      --------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    Dated:  July 7, 2011



                                                    /s/ Harvey N. Kaye
                                                    ----------------------------
                                                    Harvey N. Kaye